R.F. Lafferty & Co., Inc.

40 Wall Street, 29th Floor

New York, NY 10005

September 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Aisha Adegbuyi and Ms. Tonya Aldave

Re:	Janover Inc.

Registration Statement on Form S-3

File No. 333-281185

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), R.F. Lafferty & Co., Inc., as sole placement agent of an at the market offering pursuant to the Registration Statement on Form S-3 (File No. 333-281185) (the “Registration Statement”), hereby joins Janover Inc., (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause to become effective on September 12, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sichenzia Ross Ference Carmel LLP, request by telephone that such Registration Statement be declared effective.

Very truly yours,

R.F. Lafferty & Co., Inc.

By:	/s/ Robert Hackel
Name:	Robert Hackel
Title:	Chief Operating Officer